

CATAN PISCO

The first Pisco brand for the USA, by the first Chilean Woman Founder in history.

catanpisco.com   Forest Park, IL   in   ▶   f   ⊙

Female Founder   Alcohol & Vice   Food & Beverage   Retail

Highlights

(1)   ❤️ First pisco brand for the US Market, by the first Chilean woman founder in history

(2)   🤩 Since market launch, we have had 100% growth from year 1 to present

3 🥇After entering first spirits competition, CATAN PISCO took home Best in Show & Double Gold Medals

4 ✨ Currently distributed in 4 US markets and the Cayman Islands with consumer reach of 32 states.

5 🍇Recently launched in the Chilean Market as the first Female Owned & US pisco brand 🤩🤠🤞

6 🫶 WBENC certified, Female minority owned, LGBTQIA+ brand, and Fair Trade Certified Vineyard

7 🥂 Currently #1 pisco brand sold in Binny's, the largest beverage retailer in Illinois

8 ✌️1% of sales goes towards CATAN H20, our philanthropic arm, to help fight the water scarcity crisis

Featured Investors

Carol Faith

Invested $20,000 ⓘ

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"From the moment I met Catalina, I knew she was extremely passionate with incredible grit. Her big business plan was just an idea at the time, and now 5 years later, she is making it happen! I never doubted her and knew she would bring CATAN PISCO to the Market just as she planned. I truly believe the spirits world is now finally ready for CATAN PISCO and if there was any woman to break open this category in the US Market, it is 110% Catalina. Not only is her PISCO an exceptional spirit (awarded BEST IN SHOW with multiple gold winning medals), but her vision and unwavering determination is a force not to be reckoned with. Investing in CATAN is a true testament that the Jockey is just as important as the Horse."

Other investors include <u>Brian Michael Stack</u>, <u>Robert Paul</u>, <u>Greg Russell</u>, <u>Roxanna Gaete</u> & 67 more

Our Team



Catalina Gaete-Bentz Founder & CEO

First Chilean Female Founder of America's First Pisco Brand, Catan Pisco. Current valuation $2.1M. Hospitality industry expert. MPA from CSULB.



Brian S Advisory Board Member/Investor

VP of Engineering. 25 years of startup and enterprise experience and holder of several US patents. The multi-awarding winning Catan Pisco will become a must have premium brand in every establishment.



Greg Russell Advisory Board Member/Investor

Technology entrepreneur and 20+ year CEO of a five time Inc. 5000 software company serving Fortune 500 clients. Catan is a game-changer in the world of Pisco, with a quality and authenticity that is unmatched by any other product in the market space.



Robert Paul Advisory Board Member/Investor

Over 45 years of practicing law. Successful restaurant & bar owner. Spirits enthusiast with worldly knowledge and enjoys the unconventional in the spirits market. Sought out Catan Pisco as one of the next upcoming brands in the US Market.

Pitch

INTRODUCING
CATAN PISCO

CATAN
PISCO
Reserve

BRIEF OVERVIEW

Description

The first pisco brand for USA by the first Chilean woman founder in the history of Chile.
First pisco recipe to be distilled from 100% the PX grape.

Expression

Catan Pisco Reserve, 40% Alc. by Vol.
750 ML, 6 Bottle Per Case Format

Origin

Ovalle, Chile.
Denomination of Origin (D.O), Coquimbo

MISSION, VISION & PURPOSE

MISSION, VISION & PURPOSE

Mission

To satisfy the world's curious palate through a quality product, cultural connectedness and social consciousness, one meaningful toast at a time.

Vision

To connect the spirit of the South with our neighbors of the North.

Purpose

Pisco with a Purpose: 1 % of our sales is being dedicated to help fight water scarcity, as water is currently privatized in Chile.





INDUSTRY PROBLEM



Subjective Problem

While the cocktail culture has become more and more pervasive, pisco has yet to emerge as an essential spirit. The prohibition is partly to blame for the lack of pisco presence and knowledge in the US market, as well as the absence of a brand made for the USA…until now.

Objective Problem

Industry inequality: In our current economy, the US spirits & alcohol industry continues to be male dominated. Women founded and owned businesses only represent:
• 4% of revenue
• 3% of having received venture-funded opportunities
• 2% of reaching 1 Million in Revenue



THE SOLUTION

CATAN PISCO

THE FIRST PISCO BRAND



FOR THE USA, FROM THE FIRST CHILEAN WOMAN FOUNDER...IN HISTORY.

"The absence of pisco in the US market was the answer to my sought out opportunity...and so, I sold my house and invested in turning my deepest dream into this reality."

~Catalina



WHAT IS PISCO?

SPIRIT

Pisco is the National spirit of both Chile & Peru.
Pisco is made from distilled grapes.
Pisco is an organic, gluten-free, carb-free, & naturally vegan spirit with antioxidants produced and farmed from our Fair Trade Certified partners in Chile.

FLAVOR

Pisco is made (distilled) from grapes, but do not be mistaken: pisco is *not wine*, (fermented). A common comparison is: "if Vodka and Tequila had a baby." Pisco has the versatility of a vodka, yet the upscale aromas and vast complexity of a premium tequila.

PROFILE

CATAN guides you through a sensory ride, first with notes of peaches in honey, berries, tangerine and ripe melon, then balanced by the softness of floral aromas like magnolia, orange blossom and rose water, before a silky-smooth and gentle finish.

OUR TEAM



Catalina Gaete-Bentz

Founder & CEO
"The Pisco Girl"

- MPA, CSULB



Heather Dahl

Sales & Events Manager

- MM, Manhattan School of music



Michelle Briones

Sales & Marketing Coordinator

- Original Brand Ambassador



Eliana Callan

Lead Brand Ambassador

- MA Education, DePaul University

- BA Psychology, CSUDH
- "CEO" Chief Everything Officer
- 10+ Sales and Marketing in startups and corporate
- 8+ Years in Hospitality industry
- Business Development
- *Unwavering Entrepreneur For Life*

- MM, Manhattan School of music
- BM, University of Michigan
- Event and brand activations
- Products sales and placements
- 15 year career as a professional clarinetist
- *Catan Pisco Devotee*

- Original brand Ambassador
- Chilean Market Lead in Coordinating Sales and Events
- 10+ Years in Hospitality
- Black Belt in Taekwondo
- *True Lover of Chilean Culture*

- MA Education, DePaul University
- MA Linguistics, Northeastern
- BA Economics, University of Michigan
- 25 Years in Education and Administration
- *Small But Mighty Sales Guru*

OUR TEAM

    

Julio Pedro Gaete
Director of Operations

Bob Paul
Advisory Board Member

Brian Stack
Advisory Board Member

Greg Russell
Advisory Board Member

Roxanna Gaete
Investor & The Pisco Girl's Mom

- Engineering Degree, University of Santiago de Chile
- Operations and relationship management in Chile
- 36 Years Santander bank
- Conflict resolution specialist
- *The Pisco Girl's Uncle and indispensable*

- JD, Chicago Kent College of Law
- Real Estate Tax Attorney
- Restaurant and Bar owner
- Active investor& brand activator
- *Spirits and Beer Aficionado*

- MS, Computer Engineering UC Irvine
- 25 years startup and enterprise experience
- Experian Consumer Services
- 3 X Experian Inventor
- *The Catan thought-leadership man*

- MS, Rensselaer Polytechnic Institute
- 20+ year CEO & Co-Founder of MAVICE, a five time Inc. 5000
- Technology entrepreneur
- Gobal Media Rights Management
- *Pisco enthusiast and optimists.*

- BA, Universidad Catholica de Chile
- 30 Years Kasler Permanente, Physical Therapist
- 7 Years Sales for Phillips Medical
- *Ultimate motivator, muse and influencer.*

CURRENT DISTRIBUTION & REACH



UNITED STATES

CHILE   **CAYMAN ISLANDS**

CONSUMER REACH

COMING SOON

DISTRIBUTION STATES

DISTRIBUTION STATES   COMING SOON   CONSUMER REACH

AWARDS & ACCOLADES

 GOLD
2022 SAN DIEGO
SPIRITS FESTIVAL

 BEST IN SHOW
2019 SAN DIEGO
SPIRITS FESTIVAL

 DOUBLE GOLD
2019 SAN DIEGO
SPIRITS FESTIVAL

GOLD
2022 SAN FRANCISCO
WORLD SPIRITS
COMPETITION

GOLD
PEOPLE'S CHOICE
AWARD, 2019 CHICAGO
INDIE SPIRITS EXPO





FORBES FEATURES



Forbes

Meet the Woman who Launched Americas First Pisco Brand

Link for full article

Forbes

9 Women In Spirits Share Their Biggest Challenges, Future Goals And Role Models Ahead Of International Women's Day

Link for full article



TARGET MARKET

Demographic

- **Age:** 35-55
- **Gender:** All inclusive
- **Marital Status:** Single, Married & Partnerships



- **Education:** Education seekers with an affinity for continuous learning.
- **Occupations:** Professionals, entrepreneurs, and business owners.
- **Behaviors:** Influential, Socially Conscious, and Loyal.

Psychographic

- **Personality:** open-minded, energetic, curious, and creative
- **Attitudes:** ambitious, optimistic, independent, and humble
- **Values:** family, friends, health and experiences
- **Interests:** exploring, traveling, culinary, music and culture
- **Lifestyles:** urban, socialites, and entertainers.



CATAN
PISCO
Reserve

The Catan Pisco consumer, in one expression, is a true "Bon Vivant,"-a person who enjoys a social and luxurious lifestyle.



OUR TRACTION & GROWTH

2018
2019
2020
2021
2022
2023 (projection)
Pandemic
0
20
40
60
80

CATAN PISCO's Founder continues to be the *ONLY* full-time employee. Revenue numbers represent a steady growth with a fully validated product and market entrance concept with her sole efforts in balancing sales and running the company.

Forward-looking projections are not guaranteed.



PISCO PLACEMENTS

KEY ACCOUNTS

COMING SOON

IN THE WORKS



























Binny's · Target · Virgin Hotels · Sam's Club · Walgreens · United Airlines · The Dearborn · Total Wine & More · The Hampton Social · Furious Spoon · City Mouse · Starbucks Reserve · World Market · Trader Joe's · Vu Skyward · Little Goat Diner · Time Out Market Chicago · Woodwind · Fig & Olive · Lettuce Entertain You Restaurants · Whole Foods Market · Acapulco Mexican Restaurant

HOW WE COMPARE

Pisco Brands in Market	Pisco Capel	Pisco Control	CATAN PISCO	Kappa Pisco	Pisco Porton
Shelf Price	$19.99	$32.99	$35.99-$37.99	$38.99	$44.99
On Shelves in TARGET	✗	✗	✓	✗	✗
WBE Certified/Woman Owned	✗	✗	✓	✗	✗
U.S Based Business	✗	✗	✓	✗	✗
Entrance in U.S.A Srategy	✗	✗	✓	✗	✗
Fair Trade & Organic Certified Vineyard	✓	✗	✓	✗	✗

HOW WILL WE INVEST OUR CAPITAL?

A hyper focus on sales force expansion to increase our national and international brand footprint for aggressive revenue growth



Travel 4%
Other 4%
COGS 6%
Overhead 5%
Marketing 15%
Staff & Sales Force 66%

CATAN
PISCO
Reserve

STRATEGIC PRODUCTS & PARTNERS

    

CATAN PISCO COCKTAIL KITS	CATAN PISCO PRIDE BOTTLE	SETTLERS OF CATAN COLLAB	CATAN PISCO GRAND RESERVE	HIRE DRAGONS FOR CATAN
The worlds first pisco sour kits are officially live in the market, as we have teamed up with FEE BROTHERS to make this possible for annual gifting.	PISCO 4 PRIDE is our official annual pride campaign and we will be releasing limited edition PRIDE bottles in 2024 (with pre-orders coming soon!)	This very strategic partnership was 3 years in the making. Settlers of Catan and Catan Pisco have teamed up for cross marketing and future products that are currently in the works.	Our big secret is coming out and we are currently aging our next SKU. Catan Pisco's Grand Reserve is currently aging in French Oak Barrels and that's all we can say for now...	As we continue to expand our distribution in the US, we have teamed up with Dragon Spirits for on-premises tastings and activations with their industry sales experts team.

COMMUNITY

Before we seek funding through traditional VC opportunites, our Founder wanted to first invite her community to officially join her CATAN FAMILY.



WHY WEFUNDER ?



CHAMPIONS

Not only will the investment grow our brand vision, but having each investor as a CATAN BRAND CHAMPION will be a powerful strategy in growing our segment together.

THANK YOU & SALUD!



www.catanpisco.com

